As filed with the Securities and Exchange Commission on May 21, 2004

Registration No. 333-112357

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Viisage Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	04-3320515
(State of incorporation)	(I.R.S. Employer Identification No.)

296 Concord Road, Third Floor, Billerica, MA 01821, (978) 932-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bernard C. Bailey

Chief Executive Officer

Viisage Technology, Inc., 296 Concord Road, Third Floor, Billerica, MA 01821, (978) 932-2200

(Name, address, including zip code, and telephone number, including area code, and address of agent for service)

Copy to:

Elliot J. Mark, Esq.

Viisage Technology, Inc.

296 Concord Road

Third Floor

Billerica, MA 01821

Telephone: (978) 932-2200

Telecopy: (978) 932-2218

Approximate date of commencement of proposed sale to public: From time to time, after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 21, 2004

PROSPECTUS

5,221,454 Shares

Viisage Technology, Inc.

Common Stock

We are registering up to 5,221,454 shares of our common stock for offer or sale by the selling stockholders named in this prospectus. Of the shares being registered, 522,146 are being held in escrow and may not be offered or sold by the selling stockholders until the escrow is released. The selling stockholders may offer or sell their shares publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the shares being registered for offer and sale by the selling stockholders.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 1.

Our shares are quoted on the Nasdaq National Market under the symbol “VISG”. The last reported sale price of our shares on May 18, 2004 was $8.51 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                 , 2004

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

RISK FACTORS

If you purchase shares of our common stock, you will take on financial risk. In deciding whether to invest, you should carefully consider the risk factors set forth below, as well as the risk factors contained in our filings with the Securities and Exchange Commission and the other information to which we have referred you.

We may be unable to obtain additional capital required to fund our operations and finance our growth.

The installation of our secure identification systems requires significant capital expenditures. In addition, the further development of our biometric and other advanced technologies will require additional capital. Although we completed a $15 million private placement of our common stock in September 2003 and January 2004 and a new loan agreement with a bank in February 2004 and have been successful in the past in obtaining financing for working capital and capital expenditures, we will have ongoing capital needs as we expand our business. We may be unable to obtain additional funds in a timely manner or on acceptable terms, which would render us unable to fund our operations or expand our business. If we are unable to obtain capital when needed, we may have to restructure our business or delay or abandon our development and expansion plans.

Our leverage creates financial and operating risks that could limit the growth of our business.

We have a significant amount of indebtedness. As of March 28, 2004, we had approximately $31.4 million in short and long-term debt and lease financing. This amount includes $15.3 million of related party debt incurred in our acquisition of Trans Digital Technologies in February 2004. Our leverage could have important consequences to our business including:

•	limiting our ability to obtain necessary financing for future working capital;

•	limiting our ability to finance the acquisition of equipment needed to meet customer requirements;

•	limiting our ability to finance the development of new technologies;

•	requiring that we use a substantial portion of our cash flow from operations for debt service and not other operating purposes; and

•	requiring that we comply with financial and operating covenants, which could cause an event of default under our debt instruments.

Our ability to make principal and interest payments under long-term indebtedness and bank loans will be dependent upon our future performance, which is subject to financial, economic and other factors affecting us, some of which are beyond our control.

We derive over 90% of our revenue from government contracts, which are often non-standard, involve competitive bidding, may be subject to cancellation with or without penalty and may produce volatility in earnings and revenue.

More than 90% of our business involves providing products and services under contracts with U.S. federal, state, local and foreign government agencies. Obtaining contracts from government agencies is challenging, and government contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

•	include provisions that allow the government agency to terminate the contract without penalty under some circumstances;

•	be subject to purchasing decisions of agencies that are subject to political influence;

•	contain onerous procurement procedures; and

•	be subject to cancellation if government funding become unavailable.

Foreign government contracts generally include comparable provisions relating to termination for the convenience of the relevant foreign government. Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays and possible loss of the contract for the winning bidder.

We derive a significant portion of our revenue from a few customers, the loss of which could have an adverse effect on our revenues.

For the three-month period ended March 28, 2004, one customer, the U.S. Department of State, accounted for 13.1% of our revenue. For the year ended December 31, 2003, two customers, Pennsylvania Department of Transportation and Illinois Secretary of State, each accounted for over 10% of our revenues and an aggregate of 26% of our revenue. The U.S. Department of Justice has recently issued an indictment against former Governor of Illinois George Ryan and an updated indictment against former lobbyist Lawrence E. Warner on bribery and related federal racketeering charges. Viisage had a formal consultative relationship with Mr. Warner’s firm pursuant to which Viisage paid that firm fees of approximately $800,000. Upon learning of the initial indictment of Mr. Warner in 2002, Viisage immediately terminated its contract and relationship with Mr. Warner and his firm. There has been no assertion of any impropriety on the part of Viisage.

For 2002, two customers, Connecticut Department of Information Technology and Mississippi Department of Information Technology Services, each accounted for over 10% of our revenues and an aggregate of 22% of our revenue. For 2001, four customers, Illinois Secretary of State, Unisys Corporation (Florida Department of Safety and Motor Vehicles), Kentucky Transportation Cabinet and Pennsylvania Department of Transportation, each accounted for over 10% of our revenue and an aggregate of 49% of our revenue. Since a small number of customers under our drivers’ license contracts account for a substantial portion of our revenues, the loss of any of our significant customers would cause revenue to decline and could have a material adverse effect on our business.

Litigation involving our contract with Georgia could result in the cancellation of that contract which could cause us to lose $19.7 million in revenues over the next 5.5 years and could result in a loss of up to $5 million.

In July 2003, a Georgia court issued a preliminary injunction prohibiting Georgia’s Department of Motor Vehicle Safety from continuing to work with us to install the State’s new driver’s license system. The injunction is the result of a lawsuit filed in March 2003 by one of our competitors alleging that that the Department of Motor Vehicle Safety did not comply with its own bid process when it selected a vendor for its digital drivers’ license program. The merits of the lawsuit are to be addressed in further court proceedings. The Department of Motor Vehicle Safety has confirmed that its contract with us remains in place. However, if the lawsuit is successful and Viisage loses the contract, we could lose up to $19.7 million in revenue that we expected to recognize over the next 5.5 years. In addition, although Viisage expects that the Department of Motor Vehicle Safety would be required to reimburse Viisage for its costs incurred under the contract, if Viisage is unable to obtain reimbursement of those costs, Viisage could be required to recognize a loss of up to approximately $5 million for costs incurred to date on the Georgia contract.

The adoption of EITF 00-21 resulted in a non-cash adjustment of $12.1 million and may have an adverse effect on our results of operations in the near term which may depress the market price of our common stock.

During the third quarter of 2003, we adopted the provisions of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21, on a cumulative basis as of January 1, 2003. After discussions with the Securities and Exchange Commission staff regarding the effect of EITF 00-21 on revenue recognition on our secure identification contracts, we have decided to adopt EITF 00-21 via cumulative catch-up as of January 1, 2003 rather than prospectively as reflected in the previously filed Form 10-Q for the quarter ended September 28, 2003. The adoption of EITF 00-21 resulted in a non-cash adjustment reported as a cumulative effect of a change in accounting principle of $12.1 million. The adoption of EITF 00-21 affects the timing of revenue recognition under our secure identification contracts and as a result we may report reduced revenue and an increased net loss for one or more of our fiscal quarters in 2004. This effect on our results of operations could cause our stock price to decline.

Our strategy of expanding our face recognition business could adversely affect our business operations and financial condition.

Part of our strategy is to enhance our leadership in face recognition technology and to expand our operations within our biometrics business segment. Pursuing this strategy involves risks. For instance, to date, face recognition security solutions have not gained widespread commercial acceptance. Some of the obstacles to widespread acceptance of face recognition security solutions include a perceived loss of privacy and public perceptions as to the usefulness of face recognition technologies. Whether the market for face recognition security solutions will expand will be dependent upon factors such as:

•	the success of our marketing efforts and publicity campaigns and those of our competitors; and

•	customer satisfaction with our products and services, as well as those of our competitors.

We do not know when, if ever, face recognition security solutions will gain widespread commercial acceptance. In addition, our biometrics business segment has not achieved profitability, and it may never achieve profitability.

We face intense competition, which could result in lower revenues and higher research and development expenditures and could adversely affect our results of operations.

The events of September 11, 2001 have heightened interest in the use of biometric security solutions, and we expect competition in this field, which is already substantial, to intensify. Competitors are developing and bringing to market biometric security solutions that use face recognition as well as eye, fingerprint and other forms of biometric verification. Our products also will compete with non-biometric technologies such as certificate authorities and traditional keys, cards, surveillance systems and passwords. Widespread adoption of one or more of these technologies or approaches in the markets we intend to target could significantly reduce the potential market for our systems and products. Many of our competitors have significantly more cash and resources than we have. Our competitors may introduce products that are competitively priced, have increased performance or functionality or incorporate technological advances that we have not yet developed or implemented. To remain competitive, we must continue to develop, market and sell new and enhanced systems and products at competitive prices, which will require significant research and development expenditures. If we do not develop new and enhanced products or if we are not able to invest adequately in our research and development activities, our business, financial condition and results of operations could be negatively impacted.

Unless we keep pace with changing technologies, we could lose customers and fail to win new customers.

Our future success will depend upon our ability to develop and introduce a variety of new products and services and enhancements to these new products and services in order to address the changing needs of the marketplace. We may not be able to accurately predict which technologies customers will support. If we do not introduce new products, services and enhancements in a timely manner, if we fail to choose correctly among technical alternatives or if we fail to offer innovative products and services at competitive prices, customers may forego purchases of our products and services and purchase those of our competitors.

Uncertainties in global economic markets could cause delays in customer purchases.

Many customers and potential customers have delayed purchase intentions as a result of uncertainties in global economic markets. Government budgets, particularly at state and regional levels, have been or are expected to be reduced notably. Government contracts result from purchasing decisions made by public sector agencies that are particularly sensitive to budget changes and cutbacks during economic downturns, and variations in appropriations cycles. Many U.S. state customers are facing budget cuts, and some international customers are facing debt crises, introducing added uncertainty. Any shift in the government procurement process, which is outside of our control and may not be predictable, could impact the predictability of our quarterly results and may potentially have a material negative effect on our financial position, results of operation or cash flows.

If we do not successfully expand our direct sales and services organizations and partnering arrangements, we may not be able to increase our sales or support our customers.

In the fiscal years ended December 31, 2002 and 2003, and three-month periods ended March 28, 2004 and March 30, 2003, we sold substantially all of our services and licensed substantially all of our products through our direct sales organization. Our future success depends on substantially increasing the size and scope of our direct sales force and partnering arrangements, both domestically and internationally. We will face intense competition for personnel, and we cannot guarantee that we will be able to attract, assimilate or retain additional qualified sales personnel on a timely basis. Moreover, given the large-scale deployment required by some of our customers, we will need to hire and retain a number of highly trained customer service and support personnel. We cannot guarantee that we will be able to increase the size of our customer service and support organization on a timely basis to provide the high quality of support required by our customers. Failure to add additional sales and customer service representatives could result in our inability to increase our sales and support our customers.

Integration of ZN’s business may be difficult and will consume significant financial and managerial resources which could have an adverse effect on our results of operations.

On January 23, 2004, we completed the acquisition of ZN Vision Technologies AG, or ZN, a leading German provider of face recognition and computer vision products and services. The integration of ZN’s products and services with ours will be challenging and will consume significant financial and managerial resources. The challenges involved with this integration include, among others:

•	challenges related to technology integration;

•	possible difficulty implementing uniform standards, controls, procedures and policies; and

•	possible loss of key employees.

In addition, the differences between U.S. and German business cultures and the geographic distance between the companies could present significant obstacles to the timely, cost-effective integration of the companies. We face similar integration issues with respect to Trans Digital Technologies Corporation, or TDT.

The significant direct and indirect costs of our acquisition and integration of ZN and TDT could adversely affect our financial performance.

We incurred approximately $2.7 million of costs in connection with the acquisitions of ZN and TDT, including

•	costs associated with integrating our business with ZN and TDT;

•	financial advisory fees; and

•	costs and expenses for services provided by our lawyers and accountants.

The transaction costs and expenses attributable to financial advisory, legal and accounting services that we incurred will be capitalized as a component of the purchase price. Goodwill associated with the acquisitions will be required to be tested at least annually for impairment, and we will be required to record a charge to earnings if there is an impairment in the value of such goodwill at a later date. Other intangible assets acquired in connection with the acquisitions will be amortized over their estimated useful lives.

The acquisitions of ZN and TDT could result in future impairment charges which could adversely affect our results of operations.

As a result of the acquisitions of ZN and TDT, goodwill and other intangible assets have been created. The values we may record for goodwill and other intangible assets will represent fair values calculated by independent third-party appraisers. Such valuations require us to provide significant estimates and assumptions, which are derived from information obtained from the management of the acquired businesses and our business plans for the acquired businesses or intellectual property. If estimates and assumptions used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairments which will require us to record an impairment charge in the period in which we identify the impairments.

If we do not achieve the expected benefits of our acquisitions of ZN and TDT, the price of our common stock could decline.

We expect that the acquisition of ZN will enhance our leadership in face recognition technology through the combination of our technologies with those of ZN. Although the results of the initial tests of our combined technologies have been positive, the combination of such technologies might not meet the demands of the marketplace. If our technologies fail to meet such demand, customer acceptance of our face recognition solutions could decline, which would have an adverse effect on our results of operations and financial condition. In addition, we expect that the acquisition will enable us to market our systems and products on a global scale. Our face recognition customers are primarily located in the United States, and ZN’s customers are primarily located in Europe. We might not be able to market successfully our products and services to ZN’s customers or ZN’s products and services to our customers. We expect that the acquisition of TDT will enhance our position in the market for secure credentials, particularly the U.S. government. If our product offerings and services fail to meet the demands of this marketplace, our results of operations and financial condition could be adversely affected. There is also a risk that we will not achieve the anticipated benefits of the acquisitions as rapidly as, or to the extent, anticipated by financial or industry analysts, or that such analysts will not perceive the same benefits to the acquisitions as we do. If these risks materialize, our stock price could be adversely affected.

The success of our strategic plan to grow sales and develop relationships in Europe may be limited by risks related to conducting business in European markets.

Although ZN has experience marketing and distributing its products and developing strategic relationships in Europe, part of our strategy will be to increase sales and build additional relationships in European markets. Risks inherent in marketing, selling and developing relationships in European markets include those associated with;

•	economic conditions in European markets, including fluctuations in the relative values of the U.S. dollar and the Euro;

•	taxes and fees imposed by European governments that may increase the cost of products and services; and

•	laws and regulations imposed by individual countries and by the European Union.

In addition, European intellectual property laws are different than U.S. intellectual property laws and we will have to ensure that our intellectual property is adequately protected in foreign jurisdictions and that ZN’s intellectual property is adequately protected in the United States. If we do not adequately protect our intellectual property rights, competitors could use our proprietary technologies in non-protected jurisdictions and put us at a competitive disadvantage.

Our business may be impacted by changes in the local marketplace of our foreign operations and fluctuations in currency exchange rates.

As a result of our acquisitions of ZN and TDT, we expect that we will have increased exposure to foreign currency fluctuations. Net revenue and related expenses generated from our international location in Germany is denominated in euros. The results of operations and certain of our intercompany balances associated with this international location are exposed to foreign exchange rate fluctuations. In addition to our German operation, we will have increased transactions with Japanese vendors supplying hardware and consumables for the delivery of the TDT contracts. These transactions will increase our exposure to foreign currency fluctuations with the yen. To the extent the U.S. dollar weakens against these foreign currencies, the translation of these foreign currencies denominated transactions results in increased net revenue, operating expenses and net income. Similarly, our net revenue, operating expenses and net income will decrease when the U.S. dollar strengthens against these foreign currencies.

If our systems and products do not perform as promised, we could experience increased costs, lower margins, liquidated damage payment obligations and harm to our reputation.

We will be required to provide complex systems that will be required to operate on an “as needed” basis. Although we will deploy back-up systems, the failure of our products to perform as promised could result in increased costs, lower margins, liquidated damage payment obligations and harm to our reputation. This could result in contract terminations and have a material adverse effect on our business and financial results.

Misappropriation of our intellectual property could harm our reputation, affect our competitive position and cost us money.

We believe that our intellectual property, including our methodologies, will be critical to our success and competitive position. If we are unable to protect this intellectual property against unauthorized use by third parties, our reputation among existing and potential customers could be damaged and our competitive position adversely affected. Our strategies to deter misappropriation could be undermined if:

•	the proprietary nature or protection of our methodologies is not recognized in the United States or foreign countries;

•	third parties misappropriate our proprietary methodologies and such misappropriation is not detected; and

•	competitors create applications similar to ours but which do not technically infringe on our legally protected rights.

If these risks materialize, we could be required to spend significant amounts to defend our rights and divert critical managerial resources. In addition, our proprietary methodologies may decline in value or our rights to them may become unenforceable.

Others could claim that we are infringing on their intellectual property rights, which could result in substantial costs, diversion of managerial resources and harm to our reputation.

Although we believe that our products and services do not infringe the intellectual property rights of others, we might not be able to defend successfully against a third-party infringement claim. A successful infringement claim against us could subject us to:

•	liability for damages and litigation costs, including attorneys’ fees;

•	lawsuits that prevent us from further use of the intellectual property;

•	having to license the intellectual property from a third party, which could include significant licensing fees;

•	having to develop a non-infringing alternative, which could be costly and delay projects; and

•	having to indemnify clients with respect to losses they incurred as a result of the alleged infringement.

Even if we are not found liable in a claim for intellectual property infringement, such a claim could result in substantial costs, diversion of resources and management attention, termination of customer contracts and harm to our reputation.

If we fail to adequately manage our resources, it could have a severe negative impact on our financial results or stock price.

We could be subject to fluctuations in technology spending by existing and potential customers. Accordingly, we will have to actively manage expenses in a rapidly changing economic environment. This could require reducing costs during economic downturns and selectively growing in periods of economic expansion. If we do not properly manage our resources in response to these conditions, our results of operations could be negatively impacted.

Future acquisitions of companies or technologies may result in disruptions to our business.

Beyond the acquisitions of ZN and TDT, our growth strategy could include additional acquisitions of companies or technologies that complement ours. Future acquisitions could involve risks inherent in acquisitions, such as:

•	challenges associated with integrating acquired technologies and business of operations acquired companies;

•	exposure to unknown liabilities;

•	diversion of managerial resources from day-to-day operations;

•	possible loss of key employees, customers and suppliers;

•	higher than expected transaction costs; and

•	additional dilution to our existing stockholders if we use our common stock as consideration.

If we fail to manage these challenges adequately, our results of operations and stock price could be adversely affected.

The loss of key personnel could adversely affect our ability to remain competitive.

We believe that the continued service of our executive officers will be important to our future growth and competitiveness. We have entered into employment agreements with Bernard C. Bailey, our Chief Executive Officer, William Aulet, our Chief Financial Officer, Jack Dillon, our Senior Vice President, Government Solutions, and James P. Ebzery, our Senior Vice President, Sales and Services. These agreements are intended to provide the executives with incentives to remain employed by us. However, we cannot assure you that they will remain employed by us. In addition, we believe that the continued employment of key members of our technical and sales staffs is important to us. Most of our employees are entitled to voluntarily terminate their relationship with us, typically without any, or with only minimal, advance notice. The process of finding additional trained personnel to carry out our strategy could be lengthy, costly and disruptive. We might not be able to retain the services of all of our key employees or a sufficient number of them to execute our plans. In addition, we might not be able to continue to attract new employees as required.

Our quarterly results could be volatile and may cause our stock price to fluctuate.

We have experienced fluctuations in quarterly operating results and we expect those fluctuations to continue. We expect that our quarterly results will continue to be affected by, among other things, factors such as:

•	the size and timing of contract awards;

•	the timing of our contract performance;

•	variations in the mix of our products and services; and

•	contract losses and changes in management estimates inherent in accounting for contracts.

We have a history of operating losses.

We have a history of operating losses. Our business operations began in 1993 and, except for fiscal years 1996 and 2000, have resulted in net losses in each fiscal year. At March 28, 2004, we had an accumulated deficit of approximately $43.7 million. We will continue to invest in the development of our secure credential and biometric technologies. Accordingly, we cannot predict when or if we will ever achieve profitability.

Certain of our stockholders have significant relationships with us, which could result in us taking actions that are not supported by unaffiliated stockholders.

Lau Technologies, or Lau, and Mr. Buddy Beck, who is also a director and Vice Chairman, beneficially own approximately 17.1% and 16.4%, respectively, of our outstanding common stock. As a result, both Lau and Mr. Beck have a strong influence on matters requiring approval by our stockholders, including the election of directors and most corporate actions, including mergers and acquisitions. In addition, we have significant relationships with each of Lau and Mr. Beck, including:

•	Lau has provided us with a credit facility in an aggregate principal amount of $7.3 million, which is secured by some of our assets;

•	we acquired significant intellectual property, contracts and distribution channels through a transaction with Lau under which we agreed to pay Lau a 3.1% royalty on our facial recognition revenues for a period of twelve and one half years, up to a maximum of $27.5 million;

•	the spouse of the Chairman of our Board of Directors owns a majority of Lau’s voting stock;

•	in connection with the acquisition of TDT, Mr. Beck was elected a member of our Board of Directors and appointed Vice Chairman;

•	in connection with the acquisition of TDT, we issued a promissory note to Mr. Beck in the amount of $15.3 million, which is secured by some of TDT’s assets; and

•	in connection with the acquisition of TDT, we entered into a consulting agreement with Mr. Beck under which we will pay Mr. Beck $300,000 per year for two years, provided that Mr. Beck devotes his full business time to developing business opportunities for us.

Future sales of our common stock by the selling stockholders, Lau or Buddy Beck could depress the market price of our common stock.

As of May 10, 2004, there were 35,777,841 shares of our common stock outstanding, including 5,221,454 shares of common stock issued in connection with the acquisition of ZN to the selling stockholders, each of whom was a former shareholder of ZN. Of the 5,221,454 shares issued to the ZN shareholders, 522,146 shares are being held in escrow for a period of one year following the closing to secure potential indemnification obligations of the selling stockholders under the securities purchase agreement. In connection with the acquisition of ZN, we agreed to file a Form S-3 registration statement, of which this prospectus is a part, to register the re-sale of shares of our common stock received by the selling stockholders. While the selling stockholders will be subject to restrictions on their ability to re-sell shares of our common stock that they receive in connection with the acquisition, as described in this prospectus, they will be entitled to dispose of a significant number of shares in the public market, which could cause the market price of our common stock to decrease significantly. In addition, in connection with our sale of 3,517,503 shares of our common stock to institutional investors in a private transaction on September 8, 2003, some of the selling stockholders entered into agreements under which they agreed not to sell the shares of our common stock held by them for periods ranging from 60 to 180 days following the closing of the acquisition.

Lau and Buddy Beck own approximately 17.1% and 16.4%, respectively, of our common stock. If either of these stockholders sell a significant number of shares of our common stock in the open market, our stock price could decline.

FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “anticipate,” “believe,” “estimate,” “will,” “may,” “future,” “plan,” “intend” and “expect” and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Actual results may differ materially due to a number of factors. Actual results may differ materially from the forward-looking statements contained in this prospectus or that may be set forth in other documents that we subsequently incorporate by reference into this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The shares are being registered hereunder for resale by the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders.

THE COMPANY

We deliver advanced technology identity solutions for governments, law enforcement agencies and businesses concerned with enhancing security, reducing identity theft, providing access control, and protecting personal privacy. We focus on identity solutions for civil identification, criminal identification and border management that improve personal convenience and security, deter fraud, reduce identification program costs, and protect personal privacy. By combining secure document and face recognition biometric technologies that quickly, reliably, and accurately identify individuals in both one-to-one and one-to-many situations, we create innovative identity solutions. Our goal is to help our customers solve three critical aspects of verifying and managing identities:

•	assurance that an identification document is authentic,

•	confidence that the person holding the identification document is uniquely tied to and authorized to use the document, and

•	verification of the privileges granted to the individual holding the document.

We combine our proprietary biometric and secure credential software and hardware products with complementary industry standard products to create identity solutions that integrate into our customers’ environments. These turnkey solutions integrate secure document technologies, image and data capture, relational databases, and multiple biometrics, improving our customers’ ability to process and manage identity information. Applications include passports, driver’s licenses, voter registration, national identification credentials, law enforcement, social services, access control, surveillance and PC network and Internet access security. Our primary customers are government agencies, with particular penetration in U.S. government agencies such as the Department of State, and state departments of motor vehicles, social services, and law enforcement. We are the sole source provider of high security technology and services to the U.S. Department of State for the production of U.S. passports and have captured approximately 32% of the domestic driver’s license market. Our solutions annually produce more than 30 million secure credentials at more than 2,000 locations, including at each of the 16 U.S. Department of State passport-issuing agencies. We also have provided services under subcontracts for projects in the United Arab Emirates, Jamaica, the Philippines and the U.S. Immigration and Naturalization Service.

Our business involves two related segments: secure credentials (formerly called secure identification or SIPS) and biometrics (formerly called facial recognition).

Our principal executive offices are located at 296 Concord Road, Third Floor, Billerica, Massachusetts 01821. Our telephone number is (978) 932-2200. Our website address is www.viisage.com. Information contained on our website does not constitute part of this prospectus.

RECENT DEVELOPMENTS

On April 2, 2004, we announced that we had been selected by the U.S. Department of Defense, or DoD, to provide a solution to support the production of smart cards as part of the agency’s Common Access Card (CAC) program. On May 7, 2004, we announced that we had received an initial purchase order in the amount of $10.2 million for this program. We will provide a solution to the DoD’s Defense Manpower Data Center, or DMDC, through Telos Corporation, the DMDC’s support contractor. The solution, which is expected to include 1,700 Toppan CP400 printers as the fixed-site desktop printers, as well as consumables and services, will be used for the production of secure identification cards throughout the Real-time Automated Personnel Identification System (RAPIDS). Implementation is scheduled to begin immediately and will continue over the next 12-18 months. As a result of this order, an additional cash payment of $2.6 million will be made to the former sole shareholder of TDT. This amount will be paid when we receive payment for our participation in this program.

PLAN OF DISTRIBUTION

Overview

On January 23, 2004, we acquired all of the outstanding share capital of ZN Vision Technologies AG, a leading German provider of facial recognition and computer vision products and services. The acquisition was accomplished through the exchange of shares of our common stock and cash for all of the outstanding share capital of ZN. Following the acquisition, ZN became a wholly-owned subsidiary of Viisage and now serves as the base of our European operations and operates under the name Viisage Technology AG.

The acquisition was completed in accordance with the terms of a securities purchase agreement that we entered into on March 28, 2003 with ZN and each of the shareholders of ZN, who are referred to in this prospectus as the selling stockholders. Pursuant to the securities purchase agreement, as amended, the selling stockholders sold all of the outstanding share capital of ZN, other than the share capital held under the ZN share option plan, in exchange for an aggregate of 5,221,454 shares of our common stock, 522,146 of which are being held in escrow for a period of one year following the closing to secure potential indemnification obligations of the selling stockholders under the securities purchase agreement, and a nominal amount of cash. In addition, we agreed to assume ZN’s share option plan, and accordingly we paid to ZN MABG, the former trustee and administrator of the ZN option plan, €10,741 in cash and reserved 1,138,546 shares of our common stock for issuance to the plan participants.

This prospectus relates to the resale of 5,221,454 shares of our common stock acquired by the selling stockholders in connection with the acquisition. Of the shares being registered, the 522,146 shares being held in escrow may not be resold by the selling stockholders until the escrow is released.

Restrictions on Transfer of the Shares

The shares of our common stock that were issued to the selling stockholders upon the closing of the acquisition were issued pursuant to exemptions from the registration requirements of the Securities Act. However, we agreed in the securities purchase agreement to file with the Securities and Exchange Commission a Form S-3 registration statement, of which this prospectus is a part, to register the shares of our common stock received by the selling stockholders for sale on the public market.

The selling stockholders have agreed in the securities purchase agreement that for a period of two years commencing on January 23, 2004:

•	they will not sell through the facilities of the Nasdaq National Market on any single trading day that number of shares of our common stock that equals or exceeds 20% of the prior day’s trading volume on the Nasdaq National Market; and

•	they may not sell through the facilities of the Nasdaq National Market our common stock at a price per share that is more than 10% below the previous day’s closing price on the Nasdaq National Market.

However, if Lau sells more shares of our common stock or an equivalent number in value of other of our securities than the selling stockholders would be entitled to sell under such restrictions, the selling stockholders will become entitled to sell an additional number of shares equal to the number of shares sold by Lau in excess of the number of shares that the selling stockholders would have otherwise been entitled to sell, adjusted pro rata to the relative holdings of Lau and the selling stockholders. By way of example only, if the selling stockholders would have been entitled to sell 10,000 shares on a particular trading day due to such restrictions but Lau sold 15,000 shares on that day, the selling stockholders would be entitled to sell approximately 5,000 additional shares.

In connection with our sale of 3,517,503 shares of common stock to institutional investors in a private sale on September 8, 2003, or the private placement, each of the selling stockholders entered into a lock-up agreement which restricts such selling stockholder’s ability to sell the shares of our common stock received by such selling stockholder in connection with the acquisition of ZN. The lock-up agreements with Novar plc and High Tech Beteiligungen GmbH & Co. KG expired on March 23, 2004. The lock-up agreements with Odeon Venture Capital AG, Dr. Christoph v.d. Malsburg, Dr. Thomas Martinetz and Dr. Stefan Gehlen, or the management stockholders, will expire on July 22, 2004. However, if either Lau or funds managed by J. & W. Seligman & Co. Incorporated, or Seligman, the principal investor in the private placement, sell more than 15% of their shares of our common stock, the management stockholders will be permitted to sell one share of common stock for each share sold by Lau or Seligman in excess of the 15% threshold.

In addition, the lock-up agreements permit the selling stockholders to sell their shares in private placements during the applicable lock-up period as long as the purchaser buys the shares subject to the same lock-up restrictions as were applicable to the selling stockholder prior to the sale. Viisage, the management stockholders, Lau and certain funds managed by Seligman are also parties to a letter agreement which provides, among other things that (i) the selling stockholders may request one or more waivers of the provision of the lock-up agreement which requires that any purchaser in a private placement agree to be bound by the terms of the lock-up agreement and of the volume restriction and price restriction described above and (ii) consent to such waiver or waivers may not be unreasonably withheld. We have agreed that if by July 22, 2004 the management stockholders have not sold shares of our common stock in private sales yielding aggregate gross proceeds of $1,000,000, we will repurchase the number of shares of common stock required to provide aggregate gross proceeds to the management stockholders equal to the difference between $1,000,000 and the aggregate gross proceeds to the management stockholders from any such private sales. The repurchase price for those shares will be the lower of the 30-day average closing price of a share of our common stock on the Nasdaq National Market on July 22, 2004 and $3.40. Cash for any required repurchase would come from our working capital.

Dr. Christoph von der Malsburg, one of the selling stockholders, is a member of our Board of Directors and therefore is subject to the “short swing” profit rules under Section 16(b) of the Exchange Act.

Under an escrow agreement by and among Viisage, the selling stockholders and Boston Trust & Investment Management Company, as escrow agent, 522,146 of the 5,221,454 shares of common stock issued to the selling stockholders are being held in escrow for a period of one year, commencing on January 23, 2004, to secure potential indemnification obligations of the selling stockholders under the securities purchase agreement. These shares may not be sold by the selling stockholders until the expiration of the one-year period. However, if at the end of the one-year period we have any unresolved indemnification claims under the securities purchase agreement, a number of shares equal to the value of the claims would be retained by the escrow agent until the claims are resolved. Any shares so retained by the escrow agent may not be sold by the selling stockholders until the claims are resolved and the shares are released from escrow in accordance with the escrow agreement.

Distribution of the Shares

Neither we nor the selling stockholders has any agreements or understandings, directly or indirectly, with any person to distribute the shares being offered by the selling stockholders.

The shares of our common stock being offered hereby may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at the market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided such resale meets the criteria and conforms to the requirements of such rule. The shares may be sold in one or more of the following methods:

•	ordinary brokers’ transactions, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	transactions involving cross or block trades or otherwise on The Nasdaq National Market, any other exchange upon which our shares may be traded in the future, in the over-the-counter market or otherwise;

•	purchases by brokers, dealers or underwriters as principal and resale by the purchasers for their own accounts pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	any combination of the foregoing, or by any other legally available means.

The selling stockholders, or their successors in interest, may also enter into option or other transactions with broker-dealers that require the delivery by these broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus as amended or supplemented to reflect such transactions. In addition, from time to time, the selling stockholders may pledge its shares to broker-dealers or other financial institutions. Upon a default by the selling stockholders, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and/or purchasers of the shares for whom they may act as agent, or to whom they may sell as principal, or both. The selling stockholders and any broker-dealers who act in connection with the sale of shares of our common stock offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. If a selling stockholder or broker-dealer qualifies as an “underwriter,” it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of this compensation. We know of no existing arrangements between the selling stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. Moreover, the selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Furthermore, in the event of a “distribution” of shares by the selling stockholders, it or any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

We will pay substantially all of the expenses incident to the registration, offering and sale of the shares to the public other than commissions or discounts of brokers, dealers, underwriters or agents and fees of legal counsel engaged by the selling stockholders. We have also agreed to indemnify the selling stockholders and related persons against liabilities under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold in certain jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling stockholders.

Except as described above, the selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of these shares may have an adverse effect on the market price of our common stock. Moreover, except as described above, the selling stockholders are not restricted as to the number of shares that may be sold at any time and it is possible that a significant number of shares could be sold at the same time which may also have an adverse effect on the market price of our common stock.

There is no assurance that the selling stockholders will sell all or any portion of the shares of common stock offered hereby. The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

Upon our being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the selling stockholder’s name and the name of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s) where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction. In addition, upon our being notified by the selling stockholders that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock issued to the selling stockholders identified below. The following table sets forth:

•	the name of each selling stockholder;

•	the nature of any material relationship between any selling stockholder and Viisage or any of our affiliates; and

•	the number and percent of shares of our common stock beneficially owned by each selling stockholder prior to this offering.

Each of the selling stockholders is offering for sale with this prospectus all of the shares beneficially owned by such selling stockholder, subject to the limitations described in the section of this prospectus entitled “Plan of Distribution”. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Except as indicated in the footnotes to this table and subject to applicable community property laws, each of the selling stockholders named in this table has sole voting power with respect to all shares of common stock listed as beneficially owned by such selling stockholder.

The applicable percentages of beneficial ownership are based on an aggregate of 35,777,841 shares of our common stock issued and outstanding on May 10, 2004.

	Shares Beneficially Owned Prior to Offering
Name	Number	Percent
Novar plc(1)	1,600,630	4.5%
Odeon Venture Capital AG(2)	1,054,798	3.0%
Dr. Christoph v.d. Malsburg(3)	1,054,798	3.0%
High Tech Beteiligungen GmbH & Co. KG(4)	1,177,109	3.3%
Dr. Thomas Martinetz(5)	230,860	*
Dr. Stefan Gehlen(6)	103,259	*
Total	5,221,454	14.6%

*	Less than one percent of the outstanding common stock.
(1)	The address for Novar plc, or Novar, is Novar House, 24 Queens Road, Weybridge, Surrey, KT13 9UX, United Kingdom. Novar beneficially owned 25.2% of the fully-diluted share capital of ZN prior to the acquisition. The shares beneficially owned by Novar are held by Novar GmbH, an entity controlled by Novar. Bernd Heinen, Dr. Martin Schaele, Christoph Burk, David Halliday and Reinhard Stingel are the managing directors of Novar GmbH. Mr. Heinen has sole voting and dispositive power over the shares held by Novar GmbH, and Messrs. Schaele, Burk, Halliday and Stingel have shared voting and dispositive power over the shares held by Novar GmbH. Mr. Heinen served on the supervisory board of ZN prior to the acquisition. Includes 160,090 shares that may become available for resale by the selling stockholder upon release of the escrow.
(2)	The address for Odeon Venture Capital AG, or Odeon, is Am Ruhrstein 33, 45133 Essen, Germany. Odeon held 16.6% of the fully-diluted share capital of ZN prior to the acquisition. Marcel Yon, the Chief Executive Officer of Odeon, served as the Chief Executive Officer and as a member of the executive board of ZN immediately prior to the acquisition. As of the date of this prospectus, Mr. Yon serves as an executive director of ZN. Mr. Yon has sole voting and dispositive power over the shares beneficially owned by Odeon. Includes 105,473 shares that may become available for resale by the selling stockholder upon release of the escrow.
(3)	Dr. Christoph v.d. Malsburg held 16.6% of the fully-diluted share capital of ZN prior to the acquisition. Dr. Malsburg serves as a member of our Board of Directors, and served as a member of ZN’s supervisory board prior to the acquisition. Dr. Malsburg’s address is Weimelhauser Str. 180, 44790 Bochum, Germany. Includes 105,473 shares that may become available for sale by the selling stockholder upon release of the escrow.

(4)	The address for High Tech Beteiligungen GmbH & Co. KG, or HTB, is c/o High Tech Private Equity GmbH, Steinstrasse 20, 40212 Duesseldorf, Germany. HTB held 18.5% of the fully-diluted share capital of ZN prior to the acquisition. Georg Ludwig, Dr. Jochen Kalbe, Christian Schüette and Erich Hacker are the managing directors of HTB. Mr. Ludwig has sole voting and dispositive power over the shares held by HTB, and Messrs, Kalbe, Schüette and Hacker have shared voting and dispositive power over the shares held by HTB. Mr. Ludwig served on the supervisory board of ZN prior to the acquisition. Includes 117,692 shares that may become available for resale by the selling stockholder upon release of the escrow.
(5)	Dr. Thomas Martinetz held 3.6% of the fully-diluted share capital of ZN prior to the acquisition. Dr. Martinetz’s address is Magadalenenweg 18, 85457 Wörth, Germany. Includes 23,079 shares that may become available for resale by the selling stockholder upon release of the escrow.
(6)	Dr. Stefan Gehlen held 1.6% of the fully-diluted share capital of ZN prior to the acquisition. In addition, Dr. Gehlen served as Chief Technology Officer and as a member of ZN’s executive board prior to the acquisition. As of the date of this prospectus, Dr. Gehlen serves as an executive director of ZN. Dr. Gehlen’s address is Am Stens Hof 73, 44869 Bochum, Germany. Includes 10,339 shares that may become available for resale by the selling stockholder upon release of the escrow.

LEGAL MATTERS

The legality of the common stock being offered by this prospectus will be passed upon by Elliot J. Mark, Esq., General Counsel of Viisage.

EXPERTS

Our financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003, included in our annual report on Form 10-K for the year ended December 31, 2003, which are incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

The financial statements of ZN Vision Technologies AG as of December 31, 2003 and 2002 and for each of the years then ended, which are incorporated in this prospectus by reference to our current report on Form 8-K filed on May 21, 2004, have been audited by BDO International GmbH, independent auditors as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

The financial statements of Trans Digital Technologies Corporation as of December 31, 2002 and 2003 and for the years then ended, which are incorporated in this prospectus by reference to our current report on Form 8-K filed on April 29, 2004, have been audited by BDO Seidman, LLP, independent certified public accountants as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. Such reports and other information may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s web site is http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we may disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

The documents listed below are incorporated by reference herein:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the three months ended March 28, 2004;

•	our Current Reports on Form 8-K filed on January 20, 2004, February 19, 2004, February 25, 2004, February 27, 2004 (as amended on April 29, 2004), May 4, 2004 and May 21, 2004;

•	the description of our common stock contained in our registration statement No. 000-21559 on Form 8-A filed with the Securities and Exchange Commission pursuant to Section 12 of the Exchange Act on October 15, 1996; and

•	all filings pursuant to the Exchange Act made after the initial date of filing the registration statement of which this prospectus is part, but before the effective date of such registration statement.

All reports and other documents that we file after May 21, 2004 pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold, or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of the filing of the report or document.

We will provide you a copy of any or all of the information that has been incorporated by reference herein but not delivered with this prospectus, upon your written or oral request at no cost. Please contact Elliot J. Mark, our General Counsel, at our principal executive offices located at 296 Concord Road, Third Floor, Billerica, Massachusetts 01821. Our telephone number is (978) 932-2200.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses in connection with the securities being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Item	Amount
Securities and Exchange Commission registration fee	$3,056
Nasdaq listing of additional shares fee	$22,500
Printing and EDGAR formatting fees and expenses	$1,500
Accounting fees and expenses	$9,000
Transfer agent’s fees and expenses	$5,000
Legal fees and expenses	$10,000
Total	$51,056

Viisage will bear all expenses shown above, and the selling stockholders will not bear any portion of these expenses.

Item 15. Indemnification of Directors and Officers.

As permitted by the Delaware General Corporation law, as amended (the “DGCL”), the registrant’s Restated Certificate of Incorporation, as amended, provides that the registrant’s directors shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations on liability for a director’s breach of fiduciary duty other than liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the registrant’s bylaws provide that the registrant shall indemnify all directors, officers, employees and agents of the registrant for acts performed on behalf of the registrant in such capacity to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

In addition, the registrant has purchased directors and officers liability insurance.

Item 16. Exhibits.

The Exhibit Index immediately preceding the exhibits is incorporated herein by reference.

Item 17. Undertakings.

(a)	The registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized in Billerica, Massachusetts on May 21, 2004.

VIISAGE TECHNOLOGY, INC.

By:	/s/ BERNARD C. BAILEY
Bernard C. Bailey Chief Executive Officer (Principal Executive Officer)

Signatures

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ BERNARD C. BAILEY Bernard C. Bailey	Chief Executive Officer (Principal Executive Officer)	May 21, 2004

/s/ WILLIAM K. AULET William K. Aulet	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	May 21, 2004

* Denis K. Berube	Director	May 21, 2004

* Harriet Mouchly-Weiss	Director	May 21, 2004

* Paul T. Principato	Director	May 21, 2004

* Charles E. Levine	Director	May 21, 2004

* Peter Nessen	Director	May 21, 2004

* Thomas J. Reilly	Director	May 21, 2004

*By:	/s/ ELLIOT J. MARK

Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.2*	Securities Purchase Agreement dated as of March 28, 2003 (the “Securities Purchase Agreement”) by and among Viisage Technology, Inc., ZN Vision Technologies AG and each of the Sellers named therein.

2.3*	Amendment No. 1 to the Securities Purchase Agreement.

2.4*	Amendment No. 2 to the Securities Purchase Agreement.

2.5#	Amendment No. 3 to the Securities Purchase Agreement.

4.1**	Specimen certificates for shares of Viisage Technology, Inc. common stock.

5.1***	Opinion of Elliot J. Mark, Esq.

10.54^	Letter Agreement dated September 8, 2003 between the Company, Seligman Communications and Information Fund, Inc., Seligman New Technologies Fund, Inc., Seligman New Technologies Fund II, Inc., Lau Technologies, Odeon Venture Capital AG, Christoph v.d. Malsburg, Thomas Martinetz and Stefan Gehlen.

23.1##	Consent of BDO Seidman, LLP.

23.2##	Consent of BDO International GmbH.

23.3***	Consent of Elliot J. Mark, Esq. (Included in Exhibit 5.1)

23.4##	Consent of BDO Seidman, LLP.

24.1***	Power of Attorney. (Included on page II-3)

*	Included as an Annex to the registrant’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 30, 2003 and incorporated herein by reference.
**	Filed as an exhibit to the registrant’s registration statement on Form S-1 (Registration No. 333-10649) dated November 4, 1996 and incorporated herein by reference.
***	Previously filed.
^	Filed as an exhibit to the registrant’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2004.
#	Filed as an exhibit to the registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2004.
##	Filed herewith.